Filed pursuant to Rule 424(b)(3)
Registration No. 333-239185
PROSPECTUS SUPPLEMENT NO. 41
(to Prospectus dated July 17, 2020)
Nikola Corporation
Up to 53,390,000 Shares of Common Stock
Up to 23,890,000 Shares of Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement supplements the prospectus dated July 17, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-239185). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on November 7, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relates to the issuance by us of up to an aggregate of up to 23,890,000 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 890,000 shares of Common Stock that are issuable upon the exercise of 890,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the initial public offering of VectoIQ and (ii) up to 23,000,000 shares of Common Stock that are issuable upon the exercise of 23,000,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of VectoIQ.
The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (i) up to 53,390,000 shares of Common Stock (including up to 890,000 shares of Common Stock that may be issued upon exercise of the Private Warrants) and (ii) up to 890,000 Private Warrants.
Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “NKLA”. On November 4, 2022, the closing price of our Common Stock was $2.96.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is November 7, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): November 7, 2022
Nikola Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-38495 (Commission File Number)	82-4151153 (I.R.S. Employer Identification No.)
    4141 E Broadway Road
    Phoenix, AZ    85040
    (Address of principal executive offices)    (Zip Code)

(480) 666-1038
(Registrant’s telephone number,
including area code)

N/A
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	NKLA	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.
Summary Romeo preliminary estimated financial data for the quarter ended September 30, 2022
On October 14, 2022, Nikola Corporation, a Delaware corporation (“Nikola”), completed the previously announced acquisition of Romeo Power, Inc., a Delaware corporation (“Romeo”), pursuant to the Agreement and Plan of Merger and Reorganization, dated as of July 30, 2022, by and among Nikola, Romeo, and J Purchaser Corp., a Delaware corporation and a wholly owned subsidiary of Nikola.
Romeo’s financial statements as of and for the three months ended September 30, 2022, are not yet available. Accordingly, the information presented below reflects Nikola's estimates of certain of Romeo’s financial results for the three months ended September 30, 2022. These estimates are not meant to be a comprehensive statement of Romeo’s financial position and results for this period and should not be viewed as a substitute for interim financial statements prepared in accordance with AICPA standards. Accordingly, you should not place undue reliance on these estimates. Romeo’s actual results may differ from these estimates as a result of the completion of quarter-end closing procedures, review adjustments and other developments that may arise between now and the time Romeo’s financial statements for the period are finalized. Accordingly, you should not place undue reliance on these estimates.
Summary preliminary estimated third quarter 2022 financial data for Romeo is as follows:

	Three Months Ended September 30,
	2022		2021
	Low (Estimate)	High (Estimate)	(Actual)
	(in thousands)
Total revenues	$20,615	$22,785	$5,759
Total cost of revenues	31,350	34,650	10,469
Operating expenses	23,560	26,040	22,339
Merger transaction costs	4,500	5,500	—
Non-GAAP adjusted operating expenses	19,060	20,540	22,339
•Total revenues include revenues from Nikola for battery packs of approximately $20.5 million and $3.9 million for the three months ended September 30, 2022 and 2021, respectively.
•Non-GAAP adjusted operating expenses are defined as operating expenses presented in accordance with GAAP, adjusted to exclude merger transaction costs.
These estimates are preliminary and may change. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. The preliminary estimated financial information of Romeo presented above has been prepared by Romeo and is the responsibility of Nikola’s management. The information was prepared based upon information available to Nikola as of the date of this Current Report on Form 8-K. Accordingly, Nikola’s independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto.
Purchase price accounting related to Romeo acquisition
In connection with its acquisition of Romeo, Nikola anticipates recording a non-cash impairment charge on Romeo’s assets as of September 30, 2022, currently estimated in the range of zero to $75.0 million. Such potential charge would decrease the amount of Nikola’s bargain purchase price gain on the acquisition, which was previously estimated as $83.0 million based on June 30, 2022, pro forma financial information. The actual amount of the impairment charge, and its effect on any bargain purchase price gain, is not known at this time and will be based on final purchase price accounting reflected in Nikola’s financial statements for the quarter ending December 31, 2022.

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of federal securities laws, including but not limited to statements relating to the preliminary estimated financial data of Romeo for the quarter ended September 30, 2022 and the estimated potential impairment charge in connection with the acquisition of Romeo. Forward-looking statements are predictions, projections, and other statements about future events based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: the completion of quarter-end closing procedures, review adjustments and other developments that may arise between now and the time Romeo’s financial statements for the period are finalized; the results of the final valuations of Romeo’s assets; the actual amounts of various expense categories; the preparation of the pro forma financial information and adjustments made during that process; the final purchase price accounting reflected in Nikola’s financial statements for the quarter ending December 31, 2022; and the other factors, risks and uncertainties regarding Nikola’s business described in the “Risk Factors” section of Nikola’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the SEC, in addition to Nikola’s subsequent filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by law, Nikola assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NIKOLA CORPORATION

Date: November 7, 2022	By:	/s/ Kim J. Brady
Kim J. Brady
Chief Financial Officer